Exhibit 23.01

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Apigee Corporation 2015 Equity Incentive Plan and the Apigee Corporation 2005 Stock Incentive Plan of our report dated February 11, 2016 (except for the effects of the retrospective adoption of the updated accounting standards discussed in Notes 1, 3 and 7 to the consolidated financial statements, as to which the date is May 2, 2016), with respect to the consolidated financial statements and schedule (listed in the Index to the 2015 Form 10-K at Item 15(a)2) of Alphabet Inc. and our report dated February 11, 2016, with respect to the effectiveness of internal control over financial reporting of Alphabet Inc., included in Alphabet Inc.’s Current Report on Form 8-K dated May 2, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

November 10, 2016